EX-FILING FEES

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

Kennedy Lewis Capital Company
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$10,832,592.24(1)	0.0001102	$ 1,195.14 (2)
Fees Previously Paid	$10,795,403.40	0.0001102	$1,189.65(3)
Total Transaction Valuation	$10,832,592.24
Total Fees Due for Filing			$ 1,195.14(2)
Total Fees Previously Paid			$ 1,189.65
Total Fee Offsets			—
Net Fee Due			$ 5.49

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 531,269.85 common shares of beneficial interest, par value $0.01 per share (“Common Shares”) , of Kennedy Lewis Capital Company (the “Company”), at a price equal to $20.39, which represents the Company’s net asset value as of September 30, 2023 (“Actual Transaction Valuation”) .

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $110.20 per million dollars of the estimated aggregate maximum transaction value for the offer to purchase up to 531,269.85 Common Shares at a price equal to $20.32 per Common Share, which represented the Company’s net asset value per Common Share as of July 31, 2023 (“Estimated Transaction Valuation”), plus $147.60 per million dollars in respect of the difference in the Actual Transaction Valuation and the Estimated Transaction Valuation.

(3)
An aggregate fee of $1,189.65 was paid with the filing of the Schedule TO-I by the Company (File No. 005-94037) on August 31, 2023 (calculated at the fee rate $110.20 per million dollars of the transaction value).

Table 2 – Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims		N/A	N/A	N/A		$0.00
Fee Offset Sources	N/A	N/A	N/A		N/A		$0.00